13012829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC

SEC FILE NUMBER
8-65496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NativeOne Institutional Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 Broad Street - 20th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marie-Regina Forbes (212) 742-8111
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

3040 U.S. Highway 22 West - Suite 110 (Address) Somerville (city) NJ (State) 08876 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

OATH OR AFFIRMATION

I, Marie-Regina Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NativeOne Institutional Trading, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Managing Member

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIVEONE INSTITUTIONAL TRADING, LLC

Statement of Financial Condition

December 31, 2012

NATIVEONE INSTITUTIONAL TRADING, LLC
DECEMBER 31, 2012

TABLE OF CONTENTS

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members of
NativeOne Institutional Trading, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of NativeOne Institutional Trading, LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

WS+B

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NativeOne Institutional Trading, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Withum Smith + Brown, PC

Somerville, New Jersey
February 27, 2013

NATIVEONE INSTITUTIONAL TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Cash	$ 15,028
Receivable from clearing broker	660,308
Receivable from parent	313,453
Account receivable	15,494
Other assets	16,573
Total assets	$ 1,020,856

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 48,513
Due to affiliate	914
Total liabilities	49,427
Members' equity	971,429
Total liabilities and members' equity	$ 1,020,856

See accompanying notes to financial statement.

1. Organization and Nature of Business

NativeOne Institutional Trading, LLC (the "Company") is organized as a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, the New York Stock Exchange and the NYSE Mkt LLC. The Company provides equity and fixed income trading services to institutional clients in exchange for commissions as well as underwriting services.

The Company's majority member is NativeOne Financial Holdings, Inc. (the "Parent"). There are also individual minority members. The Company has certain transactions with some of its members and Raymond C. Forbes & Co., Inc. (the "Affiliate"), a broker-dealer affiliated with the Company through common ownership interests. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash

Cash and cash equivalents include cash in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Revenue Recognition

Commission revenues and related expenses are recognized on trade date basis, as required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company is a limited liability company and is treated as a partnership for federal, state and local income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. The Company is subject to New York City Unincorporated Business Tax.

The Company has analyzed its tax positions and has concluded that there are no unrecognized tax benefits or provisions at December 31, 2012. The Company has no open tax years prior to December 31, 2012. There are no tax related penalties or interest reflected on these financial statements.

4. Related Party Transactions

During the year, the Company advanced one of its members a total of $42,056. The total amount due from the member as of December 31, 2012 is $313,453 and is non-interest bearing.

During the year, the Company reimbursed an Affiliate for payroll and other expenses made on its behalf. The total expenses paid by the Affiliate on behalf of the Company during the year ended December 31, 2012 was approximately $113,000 of which $914 remains payable to the Affiliate as of December 31, 2012.

5. Credit Risk and Concentrations

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Company maintains its cash in a bank deposit account with one major financial institution. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to $250,000.

A substantial portion of the Company's assets is held by its clearing broker.

Approximately 23% of the Company's revenue was generated with one customer.

6. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and cash equivalents and due from broker are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted amounts, which approximate fair value.

7. Commitments

The Company entered into a clearing agreement with Broadcort Division of Merrill Lynch, Pierce, Fenner & Smith Inc. ("Broadcort") on October 10, 2012. The agreement is considered a secondary agreement to the primary agreement between Broadcort and an affiliated Company. The agreement can be terminated by either party with thirty days notice.

The Company also entered into a clearing agreement with Incapital LLC on August 31, 2011. The agreement has a three year term and will renew each year thereafter unless either party provides at least ninety days notice of its intention to terminate the agreement.

8. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital and net capital requirements of $641,403 and $100,000 respectively.

9 Off-Balance Sheet and Concentration of Credit Risk

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to other broker-dealers (clearing broker) on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

5. Credit Risk and Concentrations

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Company maintains its cash in a bank deposit account with one major financial institution. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to $250,000.

A substantial portion of the Company's assets is held by its clearing broker.

Approximately 23% of the Company's revenue was generated with one customer.

6. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and cash equivalents and due from broker are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted amounts, which approximate fair value.

7. Commitments

The Company entered into a clearing agreement with Broadcort Division of Merrill Lynch, Pierce, Fenner & Smith Inc. ("Broadcort") on October 10, 2012. The agreement is considered a secondary agreement to the primary agreement between Broadcort and an affiliated Company. The agreement can be terminated by either party with thirty days notice.

The Company also entered into a clearing agreement with Incapital LLC on August 31, 2011. The agreement has a three year term and will renew each year thereafter unless either party provides at least ninety days notice of its intention to terminate the agreement.

8. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital and net capital requirements of $641,403 and $100,000 respectively.

9 Off-Balance Sheet and Concentration of Credit Risk

The Company is engaged in various brokerage activities and securities transactions, primarily for institutional customers. The Company's transactions are collateralized and are executed with and on behalf of broker-dealers and other financial institutions and are introduced for clearance to other broker-dealers (clearing broker) on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.